OFFERING STATEMENT

June 1st, 2021

Santte Labs, LLC



Contents

Introduction 3

Summary of Offering 5

    Investment, Escrow and Closing Process 5

    Cancelation of Investment Commitment 6

    Material Changes to the Offering...6

    Restrictions on Transfer or Sale of Securities...6

    Escrow Agent / Paying Agent 7

    Cannon Launch Compensation...7

    Perks and Rewards 7

    Issuer Representations and Warrant 7

Business Plan 8

    Company Overview 8

    Products and Services 8

    Target Market...8

    Marketing Plan 8

Key Persons – Officers and Directors 8

Description of Current Capital Structure...10

    Existing Securities...10

    Beneficial Owners...10

    Other Exempt Offerings 11

    Material Terms of Indebtedness 11

    Certain Transactions...11

Use of Funds..12

Risk Factors..12

Legal Matters...15

    Corporate Actions of the Issuer...15

    Crowdfunding Eligibility 15

    Dilution...17

    Governing Law..17

    Cannon Launch Assessment 17



Minority Ownership Rights..17

Modification of Terms 17

Tax Considerations 17

Valuation 18

Ongoing Reporting 18

Financial Statements 20

Overview of Financials – see appendix A .... **Error! Bookmark not defined.**

Appendix A – Financial Statements .... **Error! Bookmark not defined.**

Introduction

This Offering Statement (this **"Disclosure"**) is provided solely to prospective investors through the Crowdfunding Portal provided at cannonlaunch.com and any subdomain thereof (the **"Portal"**) and operated by Pitch Venture Group LLC d/b/a Cannon Launch, a Delaware limited liability company (**"Cannon Launch"**), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by **Santte Labs**, a **LLC in the state of Texas** (**"Company"** or the **"Issuer"**). The Securities, in the form of **shares** at a price of **$1** (each, a **share** and together, the **Shares**), will be issued pursuant to, and will be governed by, a subscription agreement (the "**SA**") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **$90,000.00** and a maximum of **$120,000** through the offering and sale of Securities on the Portal (the **"Offering"**) in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto (**"Regulation Crowdfunding"**).

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the **"SEC"**) does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to: (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the SA.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect", "anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may



change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.

Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal, and the SA.

The Securities offered for sale by the Issuer on the Portal are governed by the SA, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **$90,000.00**
Maximum Offering Amount	**$120,000.00**
Offering Period	The Offering will close at 11:59 PM on **June 1st, 2022**. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Shares/Units Offered	**90,000** total **shares** are being offered by the Issuer. In the event the Target Offering Amount is raised prior to the end date of the Offering Period, further Shares will be offered and sold until either the Maximum Offering Amount is reached or the Offering Period ends.
Price per Share/Unit	**$1.00**
Valuation	The valuation of the Issuer prior to the issuance of Securities sold in this Offering is **$2,500,000.00**
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the Cannon Launch Portal

2. Click "Invest" on the Offering made available on the Portal

3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor

4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding

5. Input the amount the investor wishes to invest in Securities offered by the Issuer

6. Execute the SA and upload the signed document to the Portal.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the SA. At this point, the Offering will be deemed to have been successfully closed (the **"Closing"**) and the executed SA and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the SA.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48)-hour period prior to the end of the Offering Period and the Target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the SA. Cannon Launch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change (**"Material Change"**) to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available



secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the **"Agent"**), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

Cannon Launch Compensation

Cannon Launch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of fiver percent (5%) of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. For beta test businesses, Cannon Launch has agreed to waive this fee. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to Cannon Launch.

Perks and Rewards

Every investor will get a 2x1 for one year when they buy our product.

Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Plan

Company Overview

TidBits Fun Bites was founded with the idea to bring an old traditional recipe and transforming it by giving all natural ingredients and great flavors. Our objective behind these delicious bites was to create an all new snack anyone could enjoy despite age, lifestyle and even health issues.

Luis Sayrols, co founder of the company, motivated to start this incredible venture for people to enjoy, came to Texas and explained his idea to his long time friend and co founder Sergio Ramos, both starting working on the concept every day from 18.00-21.00 at the local library. One year later, after so many hurdles to overcome, we proudly can say that we daily craft our beautiful and fresh Tidbits Fun Bites for you and your family to enjoy.

Products and Services

The less than two calories per piece snack with all natural ingredients, comes in 40 count bag in nine different flavors! You would have to eat 4 bags = 160 pieces to equal a glaze doughnut!!! possibly the cleanest label in the market and literally the best snack for all to enjoy!

Our first product to hit the market were our TIDBITS fun bites, this product has been traditionally made since long time ago, but we transformed it by adding all natural flavors and nothing artificial at all. They are kosher certified, sugar free, cholesterol free, lactose free, soy free, gluten free, non GMO, and only one calorie per piece. It is intended for everyone to enjoy!

Target Market

Due to the great taste, natural ingredients, being sugar free, cholesterol free, lactose free and gluten free, etc. Our target market is people from all ages.

Marketing Plan

It is being sold at our webpage Tidbits.fun, Amazon, H-E-B, BUC-EE´S, RITE AID, TJ MAXX, MARSHALLS, HOMEGOODS, soon to come WALMART, SAM´S, COSTCO, ALBERTSONS, KROGER, PUBLIX, WEGMANS, MEIJER. We are now at 5,400 stores and aiming to double that by the end of 2021.

Key Persons – Officers and Directors

The following individuals are Officers and Directors of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, controller or chief accounting officer, as well as any persons performing similar functions.

Name: Luis Sayrols

Position: CEO

Experience & Bio:

Born March 4, 1967 in Mexico City Studied at 1-6 grade Emerson School 1975-19807-9 grade Colegio Simon Bolivar 1980-1982 10-12 grade Universidad La Salle 1982-1985 Bachelor degree Universidad Iberoamericana 1985-1990 Cordon Bleu 1988-1989 Master degree Universidad La Salle 1992-1994

Have worked in LYRSA for 35 years, company established in 1925 as a publishing company and became a distribution company by the 60´s, by the late 70´s it reached all Latin America markets. On 1980, it evolved into a Publishing, printing and distribution company, doing licenses from different magazines worldwide for the Mexican market, as well as printing and distribution them. Also, printing Walmart´s and Costco´s catalogs for Mexico.

Have been in all areas during this 35 years, from 2001 to 2011 I was the CEO of the company. Since 2018, founder, president and CEO of Santte Labs LLC. Company that produces one calorie, kosher certified, gluten free, lactose free, cholesterol free, soy free, sugar free, non GMO, merengue cookies in seven different flavors. We sell our product online, and by the fourth quarter of 2019, we will be in Buc-ee´s, Pruett´s Foods. By 2020, we will be in HEB, Costco, Publix, HY-VEES, etc. to name a few retail stores in which we are establishing business relationships.

10 times finisher Ironman in twelve months 2015-2017

15 times finisher half marathons in four years 2015-2019

4 times finisher triathlons in two years 2016-2107

3 times finisher spartans 2017

Name: Sergio Ramos

Position: COO

Experience & Bio:

Born March 2, 1960 in Mexico City

Is a seasoned senior professional with more than 20 years of experience. An innovative and persistent professional with more than 25 years of experience occupying positions operations, logistics, sales, business development, marketing, strategic planning. His expertise has contributed to developing and establish operations process that had resulted in operational enhancements, developing of new markets and improves current ones, developing and implementing strategies by evaluating market trends, competition, opportunities, and industry threats, while being responsible to monitoring and managing progress. Mr. Ramos is a natural leader with a hearty and frank style who is a practical and savvy decision maker; easily sees possibilities and directs others toward making a vision become reality. Driven to achieve competence, strives to perfect systems, and enjoys working with all types of people. Systematic about planning and research taking charge of situations and is a good organizer of people. During his professional career, Mr. Ramos has occupied different management and executive positions that have allowed him to obtain significant business acumen with companies such as. Santte Foods LLC – Present Chief Operations Officer, United Film Solutions Sales and Logistics Director, Stolt-Nielsen Regional Sales Manager, Gunler Foods Operations, Supply Chain and Logistics Vice President, Ecolo-Systems Supply Chain and Logistics Vice President, Avangard Innovative Divional Vice President, Smurfit-Stone Container Corporation General Manager and International Sales Manager. Mr. Ramos obtained a

Chemical and Industrial Engineering degree from the Iberoamerican University, and a graduate degree in International Business and Logistics from the Universidad Nacional Autonoma de Mexico.

Description of Current Capital Structure

Existing Securities

The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights

Existing securities do not materially limit, dilute or qualify the Securities issued in this offering. Securities reserved for issuance upon exercise or conversion (i.e., securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners

Below is the list of Beneficial Owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, and the percentage interest owned of each Beneficial Owner:

Name	Number and Class of Securities Held	Percentage Interest

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

Other Exempt Offerings

The Company has conducted the following exempt offerings within the last three (3) years:

Offering Date	Exemption Type	Securities Offered	Proceeds

The Issuer has not conducted any exempt offerings conducted within the past three (3) years.

Material Terms of Indebtedness

The Company has the following debts and liabilities:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;

2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4. Any immediate family member of any of the foregoing persons:

Specified Person or Entities	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

Use of Funds

The Company will utilize the funds raised in this Offering as follows:

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	**$90,000.00**	**$120,000.00**
Offering Expenses	**$2,700.00** (fees payable to Cannon Launch)	**$3,600.00** (fees payable to Cannon Launch)
Net Proceeds	**$87,300.00**	**$116,400.00**
Use of Net Proceeds	**They will be used for working capital mainly and purchase of some equipment.**	**They will be used for working capital mainly and purchase of some equipment.**

Cannon Launch charges a fee (the "Offering Expenses") that is equal to three percent (3%) of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

RISKS FOR THIS OFFERING INCLUDE:

General Economic Conditions Risks

The success of the Company depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the Company by placing additional strains on incoming revenue or other areas of operations. Additionally, the Company's success depends to a significant degree on a combination of consumer spending, business spending, consumer confidence and business confidence. In particular, consumers must be willing to participate in and purchase products and services offered by in its target industry and market. Any decline in general economic conditions could negatively impact financial performance.

Competition Risks

The market for healthy snacks is competitive. The Company will compete with other established competitors on the basis of brand, quality and price of products, and services, including consistency and taste, as well as production volume and distribution, as well as a number of other factors. Some competitors have greater brand recognition, experience, and resources. Any inability to compete successfully with established competitors could negatively impact financial performance of the Company. The industry is in a constant state of change and development, requiring the Company to keep up with changes in the market. Failure to do so can create risk for the Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Distribution Risks

Our Company relies on distribution channels, including retail stores and our website (tidbits.fun), to market and sell products and services. Any disruption to these channels and the partnerships that allow the Company to access them have the potential to negatively impact the financial performance of the Company.

COVID-19 Related Risks

The Company's core business revolves around manufacturing and distribution. Global and regional COVID-19 restrictions and guidance may impact the ability and willingness for consumers to participate in the Company's market and purchase its products and services. Further economic shutdowns and the economic impact of the pandemic could negatively impact the Company's financial performance.

Legal Risks

The Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks

Our company is subject to regulatory oversight by certain governing and regulatory bodies. Furthermore, future Regulation may create limitations on how users participate socially and/or financially on the platform. New technologies which have yet to be regulated can be adversely affected by litigation and complaints from customers or these governing and oversight bodies. Due to the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our business, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of the company.

Information Security Risks

The Company relies on information systems for marketing, data storage and the ability to offer products and services to customers. The Company depends on the ability to protect these systems and the information contained therein, including customer data, from theft, cyber-attacks, fire, power loss, catastrophic events, and other failures. The failure of these systems or any breach thereof could result in operational issues, negatively impact financial performance, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace, or upgrade these systems.

Financing Risks

To continue business operations, as well as grow and develop the Company, several expenses must be incurred. These expenses may necessitate additional financing. If the Company is unable to obtain the additional financing it needs to fully develop, market, and sell its products and services, the Company's financial performance may be negatively impacted. If the Company obtains such financing using debt instruments, the Company may be unable to repay its debts and liabilities, resulting in further interest expense, fines, default, or other costs that affect the Company's financial performance.

Management Risks

For effective and sustainable growth, our Company relies on proper management of strategies, finances, operations, development plans, and resources. Failure to effectively manage key areas of the business can slow or prevent growth, or ultimately lead to poor financial performance and business failure. The Company is reliant on certain third-party providers for manufacturing and distribution of the product. The failure of such third-party providers to successfully deliver services to the Company could negatively impact financial performance.

Accounting and Tax Risks

The Company relies on current accounting rules and regulations to create financial statements that provide insight into the financial history and performance of the Company. Accounting standards and business assumptions are utilized to develop future financial projections. Changes to these rules, standards, regulations, and assumptions may impact the financial performance of the Company. The Company is subject to various taxes, which can include local, state, and federal taxes. Failure to pay assessed taxes, as required by the appropriate governmental authority, may negatively impact financial

performance or subject the Company to additional tax expenses, fines, interest, or additional unanticipated costs that could negatively impact the Company's financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Due to a variety of factors, such as work stoppages, terrorism, or natural disasters, which are outside of the control of the Company, there are risks that the Company's operations may be disrupted. Such disruptions to operations may seriously impact operational and financial performance.

Legal Matters

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include: (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the Issuer or assets of the Issuer or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of Fathom, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or

examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.

    b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct



alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the exemption under Regulation Crowdfunding.

Dilution

An investor's ownership resulting from the purchase of the Securities described in this Disclosure could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law

Each SA and the Securities will be governed by the laws of the State of Texas.

Cannon Launch Assessment

Cannon Launch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. Cannon Launch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights

By purchasing the Securities, investors will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms

Investors may not modify the terms of the investment set forth in the SA. The SA may only be modified with the consent of both the Issuer and investors in the Offering contemplated herein.

Tax Considerations

The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of required tax documents to investors (e.g. Schedule K-1). Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation

Before making an investment decision, an investor should carefully consider the valuation contained in the terms of this Offering. Such valuation may not be accurate and investors should determine their own independent value of the Company prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. The balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet.

2. Discounted Cash Flows – the Issuer expects to generate cash flows in the future. This cash flow stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.

3. Liquidation Value – this is the estimated amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed. Prospective buyers may assign considerably different Liquidation Value to the Company.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. Future investors (including any future persons or entities seeking to acquire the Company) may also value the company or its assets differently than a current or prospective investor. These and other valuation methods may be used to value the Issuer should the Issuer decide to issue additional Securities in another Offering in the future.

Ongoing Reporting

Companies that conduct an offering under the rules and regulations of Regulation Crowdfunding must provide certain information its investors and the SEC. The Issuer will electronically file a report with the SEC annually, as well as distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report. The report may be distributed to investors via email, posted on its website, distributed via the Funding Portal, or by other electronic means.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);

3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;



4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Financial Statements

Overview of Financials

Please see Appendix A for the financial statements as well as the full review report by the issuer's accountant.

Summary Financial Statements

PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES	$ $11,995.00	$477,901.32
COST OF GOODS SOLD	$2,615.34	$33,495.47
EBITDA	-$761,686.95	-$513,491.73
TAXES PAID	$ 0	$0
NET INCOME	-$857,698.90	-$609,503.73

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS	$22,275.71	$12,416.97
ACCOUNTS RECEIVABLE	$ 0	$ 0
TOTALS ASSETS	$455,957.00	$591,365.43
SHORT-TERM DEBT	$460,092.73	$518,913.56
LONG TERM DEBT	$265,000.00	$371,559.00

Appendix A – Detailed Financial Statements